UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KING PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

495582108

(CUSIP Number)

Amy W. Schulman Executive Vice President and General Counsel Pfizer Inc. 235 East 42nd Street New York, New York 10017 (212) 733-2323 Copy to:

Dennis J. Block, Esq.

William P. Mills, III, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 495582108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PFIZER INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 230,719,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 230,719,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,719,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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SCHEDULE 13D

CUSIP No. 495582108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PARKER TENNESSEE CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 230,719,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 230,719,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,719,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, without par value, of King Pharmaceuticals, Inc., a Tennessee corporation (“King”). King’s principal executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620 USA. King’s telephone number at such address is (423) 989-8000.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Pfizer Inc., a corporation organized under the laws of Delaware (“Pfizer”), and Parker Tennessee Corp., a wholly-owned subsidiary of Pfizer and a corporation organized under the laws of Tennessee (“Purchaser”, and collectively with Pfizer, the “Reporting Persons”). The executive offices of Pfizer and Purchaser are located at 235 East 42nd Street, New York, NY 10017.

Pfizer is a research-based, global pharmaceutical company. The Purchaser was formed for the purposes of consummating the acquisition of all of the outstanding common stock of King and does not engage in any other business activities.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Pfizer and the Purchaser are set forth on Schedules I and II attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge after due inquiry, any of the Scheduled Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Pfizer, the Purchaser and King entered into an Agreement and Plan of Merger, dated as of October 11, 2010 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference into this Item 3. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, the Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, no par value, of King (the “Shares”), at a price of $14.25 per share, net to the sellers in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), on October 22, 2010.

The Offer expired at 5:00 p.m., New York City time, at the end of the day on January 28, 2011. On January 31, 2011, the Purchaser accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 230,719,938 Shares were purchased by the Purchaser in accordance with the terms of the Offer. The Purchaser paid an aggregate of $3,287,759,116.50 to holders of Shares acquired pursuant to the Offer, which was funded through Pfizer’s existing cash balances and cash equivalents.

The Shares purchased in the Offer, gave the Purchaser aggregate ownership of more than 90% of the outstanding Shares as of January 31, 2011. Accordingly, on or about February 28, 2011, Purchaser intends to effect a short-form merger with King (the “Merger”) pursuant to Section 48-21-105 of the Tennessee Business Corporation Act (the “TBCA”) and, as a result, King will become a wholly-owned subsidiary of Pfizer. As a result of the Merger, any Shares not tendered in the Offer (other than those held by Pfizer or any subsidiary of Pfizer, including the Purchaser, and any Shares held by King as treasury shares, which Shares will be canceled without any

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conversion) will be canceled and converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes. The Reporting Persons estimate that an aggregate of approximately $267,496,611 million will be necessary to purchase Shares in connection with the Merger, which will be funded through Pfizer’s existing cash balances and cash equivalents.

Item 4.	Purpose of Transaction

The purpose of the transactions described in this Schedule 13D is for Pfizer, through the Purchaser, to acquire control of, and the entire equity interest in, King. The Offer, as the first step in the acquisition of King, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer.

On October 22, 2010, the Purchaser commenced the Offer upon the terms and subject to the conditions set forth in the Schedule TO filed by Pfizer and Purchaser with the Securities and Exchange Commission on October 22, 2010, as amended and supplemented, and the Offer to Purchase (the “Offer to Purchase”) and Letter of Transmittal filed as exhibits thereto. The Offer expired at 5:00 p.m., New York City time, at the end of the day on Friday, January 28, 2011. On Monday, January 31, 2011, the Purchaser accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 230,719,938 Shares were purchased by the Purchaser in accordance with the terms of the Offer, representing aggregate ownership of more than 90% of the outstanding Shares as of January 31, 2011. The Purchaser paid an aggregate of $3,287,759,116.50 to holders of Shares acquired pursuant to the Offer, which was funded through Pfizer’s existing cash balances and cash equivalents. Following consummation of the Offer, pursuant to the Merger Agreement, Pfizer designated a majority of King’s Board of Directors (the “King Board”).

Section 48-21-105 of the TBCA provides that if a corporation owns at least 90% of the outstanding voting shares of each class and series of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, itself into such subsidiary or two or more such subsidiaries with and into each other, without any action or vote on the part of the shareholders of such other corporation. The Merger Agreement provides, among other things, that following consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into King, with King continuing as the surviving corporation and a wholly-owned subsidiary of Pfizer. Pfizer and Purchaser intend to cause the Merger to occur in accordance with the TBCA on or about February 28, 2011. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than those held by Pfizer or any subsidiary of Pfizer, including the Purchaser, and any Shares held by King as treasury shares, which Shares will be canceled without any conversion) will be canceled and converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes.

Following the Merger, the Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

Except as otherwise provided herein or as set forth in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of King will be continued substantially as they are currently being conducted. Pfizer will continue to evaluate the business and operations of King after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Pfizer intends to review such information as part of a comprehensive review of King’s business, operations, capitalization and management with a view to optimizing development of King’s potential in conjunction with Pfizer’s existing business. This may include the integration of King’s business with Pfizer’s existing business through one or more internal corporate transactions or reorganizations that could involve an extraordinary transaction involving King or change in King’s corporate structure.

All information contained in the sections of the Offer to Purchase entitled “The Merger Agreement; Other Agreements”; “Purpose of the Offer; Plans for King”; and “Certain Effects of the Offer” is incorporated herein by reference. Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transaction described above, none of the Reporting Persons has any plan or proposal that relates

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to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of January 31, 2011, the Purchaser was the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and Pfizer may be deemed to beneficially own and have shared voting and dispositive power with respect to, 230,719,938 Shares, representing approximately 92.5% of the issued and outstanding Shares.

(c) On January 31, 2011, the Purchaser accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 230,719,938 Shares were purchased by the Purchaser in accordance with the terms of the Offer at the Offer Price.

(d) Except as set forth in this Schedule 13D, none of the Reporting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by the Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. All information contained in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with King” is incorporated herein by reference. Except as disclosed in this Schedule 13D or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of October 11, 2010, by and among Pfizer Inc., King Pharmaceuticals, Inc. and Parker Tennessee Corp. (incorporated herein by reference to Exhibit (d) to the Schedule TO filed by the Purchaser and Pfizer with the Securities and Exchange Commission on October 22, 2010, as amended).

2.	Offer to Purchase, dated October 22, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Purchaser and Pfizer with the Securities and Exchange Commission on October 22, 2010, as amended).

3.	Letter of Transmittal (including Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to Schedule TO filed by the Purchaser and Pfizer with the Securities and Exchange Commission on October 22, 2010, as amended).

4.	Joint Filing Agreement, dated January 31, 2011, by and between Pfizer and the Purchaser.*

*	Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

PFIZER INC.

By:	/s/ David Reid
Name:	David Reid
Title:	Assistant Secretary
Date:	February 9, 2011

PARKER TENNESSEE CORP.

By:	/s/ Bryan Supran
Name:	Bryan Supran
Title:	Vice President
Date:	February 9, 2011

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SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

PFIZER INC.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Pfizer Inc. are set forth below. The business address of each director and executive officer is c/o 235 East 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Dennis A. Ausiello Independent Director	Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians in 2006. Member of the Institute of Medicine of the National Academies of Science and a Fellow of the American Academy of Arts and Sciences. Director of TARIS BioMedical, Inc. and several non-profit organizations including the Broad Institute for Human Genetics and Research America. Director of Pfizer since December 2006. Member of Pfizer’s Audit Committee, Corporate Governance Committee and Science and Technology Committee.

Michael S. Brown Independent Director	Distinguished Chair in Biomedical Sciences since 1989 and Regental Professor since 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 for discoveries concerning the regulation of cholesterol metabolism. Recipient of the Lasker Award in 1985, the National Medal of Science in 1988, and the Woodrow Wilson Award for Public Service in 2005. Member of the National Academy of Sciences, the Institute of Medicine, the American Association of Arts and Sciences, the American Philosophical Society and a Foreign Member of the Royal Society (London). Director of Regeneron Pharmaceuticals, Inc. Director of Pfizer since 1996. Chair of Pfizer’s Science and Technology Committee and member of Pfizer’s Corporate Governance Committee.

M. Anthony Burns Independent Director	Chairman Emeritus since 2002, Chairman of the Board from 1985 to 2002, Chief Executive Officer from 1983 to 2000, and President from 1979 to 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of Huntsman Corporation and J.C. Penney Company, Inc. Director of Stanley Black & Decker, Inc. from March 2010 until May 2010 and of The Black & Decker Corporation from 2001 until March 2010. Life Trustee of the University of Miami. Director of Pfizer since 1988. Member of Pfizer’s Audit Committee, Corporate Governance Committee and Executive Committee.

Robert N. Burt Independent Director	Retired Chairman and Chief Executive Officer of FMC Corporation, a chemicals manufacturer, and FMC Technologies Inc., a machinery manufacturer, having served in those and other executive capacities from 1991 to 2002. Director of Phelps Dodge Corporation from 1993 until 2006 and of Janus Capital Group Inc. from 2003 until 2005. Life Trustee of the Rehabilitation Institute of Chicago and the Chicago Symphony Orchestra. Director of Pfizer since 2000. Member of Pfizer’s Compensation Committee

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and Science and Technology Committee.

W. Don Cornwell Independent Director	Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and Vice Chairman until December 2009. Granite Broadcasting Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2006 and emerged from its restructuring in June 2007. Currently Director of Avon Products, Inc. and the Wallace Foundation. Director of CVS Caremark Corporation from 1994 until 2007 and the M.S. Hershey School and Trust from 1995 until 2002. Trustee of Big Brothers/Sisters of New York. Director of Pfizer since 1997. Chair of Pfizer’s Audit Committee and member of Pfizer’s Compensation Committee.

Frances D. Fergusson Independent Director	President Emeritus of Vassar College since 2006 and President from 1986 to 2006. Served on the Mayo Clinic Board for 14 years, the last four years as its Chairman, and as President of the Board of Overseers of Harvard University from 2007 through 2008. Director of HSBC Bank USA from 1990 through 2008 and Director of Wyeth from 2005 until October 2009. Currently Director of Mattel, Inc. Director of Pfizer since October 2009. Member of Pfizer’s Compensation Committee and Science and Technology Committee.

William H. Gray III Independent Director	Co-Chairman of GrayLoeffler, LLC (formerly the Amani Group), a business advisory and consulting firm. Chairman of the Amani Group from 2004 through September 2009. Pastor Emeritus of the Bright Hope Baptist Church in Philadelphia since 2005. President and Chief Executive Officer of The College Fund/UNCF (Educational Assistance) from 1991 to 2004. U.S. Congressman from the Second District of Pennsylvania from 1979 to 1991, including service at various times as Budget Committee Chair and House Majority Whip. Director of Visteon Corporation from 2000 until January 2010. Currently Director of Dell Inc., J. P. Morgan Chase & Co. and Prudential Financial, Inc. Director of Pfizer since 2000. Chair of Pfizer’s Corporate Governance Committee and a member of Pfizer’s Science and Technology Committee.

Constance J. Horner Independent Director	Guest Scholar from 1993 until 2005 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from 1991 to 1993. Deputy Secretary, U.S. Department of Health and Human Services, from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand Company Limited and Prudential Financial, Inc.; Fellow, National Academy of Public Administration; and Member of the Board of Trustees of the Prudential Foundation. Director of Pfizer since 1993 and Lead Independent Director from 2007 until December 2010. Member of Pfizer’s Corporate Governance Committee and Pfizer’s Executive Committee.

James M. Kilts Independent Director	Founding Partner, Centerview Partners Management, LLC, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company, from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company, from 2001 to 2005 and President, The Gillette Company, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, from 1998 until its acquisition in 2000. Director of New York Times Company from 2005 until 2008; Procter & Gamble Company from 2005 until 2006; and Whirlpool Corporation from 1999 until 2005. Currently Chairman of The Nielsen Company Supervisory Board,

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Director of Meadwestvaco Corporation and MetLife, Inc. and Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. Director of Pfizer since 2007. Member of Pfizer’s Compensation Committee and its Chair since December 2010 and member of Pfizer’s Science and Technology Committee.

George A. Lorch Independent Director, Non-executive Chairman of the Board	Non-executive Chairman of Pfizer’s Board since December 2010. Chairman Emeritus of Armstrong Holdings, Inc., a global manufacturer of flooring and ceiling materials, since 2000, having served as Chairman and Chief Executive Officer and in other executive capacities with Armstrong Holdings, Inc. and its predecessor, Armstrong World Industries, Inc., from 1993 to 2000. Director of Autoliv, Inc., Masonite International, Inc. and The Williams Companies, Inc. and also a Director of HSBC Finance Co. and HSBC North America Holding Company, non-public, wholly owned subsidiaries of HSBC LLC. Director of Pfizer since 2000.

John P. Mascotte Independent Director	Retired President and Chief Executive Officer of Blue Cross and Blue Shield of Kansas City, Inc., a position he held from 1997 through 2001. Former Chairman of Johnson & Higgins of Missouri, Inc. and former Chairman and Chief Executive Officer of The Continental Corporation. Served on the boards of The New York Public Library, Lincoln Center and The Aspen Institute and as Chairman of The Local Initiative Support Corporation, The Aspen Community Foundation and Common Cents. Director of Crown Media Holdings, Inc. from 2000 until 2006, LabOne, Inc. from 2002 until 2005, and Wyeth from 1995 until October 2009. Director of Pfizer since October 2009. Member of Pfizer’s Corporate Governance Committee and Science and Technology Committee.

Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc., since 2007. During her 21-year tenure with Goldman Sachs, served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care. Director of American International Group, Inc., Intuit and VISA. Board member of the American Red Cross, The Brookings Institution, the Carnegie Institution of Washington and the University of Southern California. Director of Pfizer since September 2007. Member of Pfizer’s Audit Committee, Compensation Committee and Science and Technology Committee.

Ian C. Read President and Chief Executive Officer, Director	President and Chief Executive of Pfizer since December 2010. Senior Vice President; Group President, Worldwide Biopharmaceutical Businesses from October 2009 through December 2010. President Worldwide Pharmaceutical Operations from August 2006 until October 2009. Since joining Pfizer in 1978 as an operational auditor, Mr. Read has held various positions of increasing responsibility in pharmaceutical operations. He worked in Latin America through 1995, holding positions including Chief Financial Officer, Pfizer Mexico, and Country Manager, Pfizer Brazil. In 1996, Mr. Read was appointed President of Pfizer’s International Pharmaceuticals Group, with responsibility for Latin America and Canada. He became Executive Vice President, Europe in 2000, was named a Corporate Vice President in 2001, and assumed responsibility for Canada, in addition to Europe, in 2002. Mr. Read later became accountable for operations in both the Africa/Middle East region and Latin America as well. Currently a Director of Kimberly-Clark Corporation. Serves on the Boards of U.S. Council for International Business and the European Federation of Pharmaceutical Industries and Associations. Director of Pfizer since December 2010. Chair of Pfizer’s Board’s Executive Committee.

Stephen W. Sanger	Chairman of General Mills, Inc., a packaged food producer and distributor,

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Independent Director	from 1995 until his retirement in 2008 and its Chief Executive Officer from 1995 to 2007. Director of General Mills, Inc. from 1992 until 2008. Currently Director of Target Corporation and Wells Fargo & Company. Director of Pfizer since February 2009. Member of Pfizer’s Audit Committee and Corporate Governance Committee.

William C. Steere, Jr. Director	Chairman Emeritus of Pfizer Inc. since 2001. Chairman of Pfizer’s Board from 1992 to 2001 and Chief Executive Officer of Pfizer from 1991 to 2000. Director of Dow Jones & Company, Inc. from 1997 to 2007 and MetLife, Inc. from 1999 to 2010. Currently Director of Health Management Associates, Inc.; Director of the New York University Medical Center and the New York Botanical Garden; and Member of the Board of Overseers of Memorial Sloan-Kettering Cancer Center. Director of Pfizer since 1987 and a member of Pfizer’s Science and Technology Committee.

Olivier Brandicourt President and General Manager, Primary Care	President and General Manager of Pfizer Primary Care since 2008. Senior Vice President/General Manager of Pfizer’s U.S. Pratt Business Unit from 2007 until 2008. Managing Director of the United Kingdom/Ireland Pfizer subsidiary from 2004 to 2007. Mr. Brandicourt is a citizen of France.

Frank A. D’Amelio Executive Vice President, Chief Financial Officer and Business Operations	Executive Vice President, Chief Financial Officer and Business Operations of Pfizer since December 2010. Senior Vice President and Chief Financial Officer from September 2007 until December 2010. Previously, he was Senior Executive Vice President of Integration and Chief Administrative Officer of Alcatel-Lucent from November 2006 until August 2007. Mr. D’Amelio was the Chief Operating Officer of Lucent Technologies from January 2006 until November 2006 and from May 2001 until January 2006, he was Executive Vice President, Administration, and Chief Financial Officer of Lucent Technologies. He is a Director of Humana, Inc. and the Independent College Fund of New Jersey.

Mikael Dolsten President, Pfizer Worldwide Research and Development	President of Pfizer Worldwide Research and Development since May 2010. He was Senior Vice President; President of Pfizer BioTherapeutics Research & Development Group from October 2009 until May 2010 and Senior Vice President of Wyeth and President, Wyeth Research from June 2008 until October 2009. He was a Private Equity Partner at Orbimed Advisors, LLC from January 2008 until June 2008. Dr. Dolsten was Global Head, Corporate Division Pharma Research and Discovery, of Boehringer Ingelheim Corporation from 2003 to 2007. Mr. Dolsten is a citizen of Sweden.

Geno Germano President and General Manager, Specialty Care and Oncology	President and General Manager of Pfizer Specialty Care and Oncology since December 2010. President and General Manager of Specialty Care from October 2009 until December 2010. He was President, U.S. Pharmaceuticals and Women’s Health Care of Wyeth Pharmaceuticals from 2008 through October 2009, President and General Manager of the U.S. Pharmaceutical Business Unit of Wyeth Pharmaceuticals from 2007 through 2008, and Executive Vice President and General Manager, Pharmaceutical Business Unit, Wyeth Pharmaceuticals from 2004 through 2007.

Charles Hill Executive Vice President, Worldwide Human Resources	Executive Vice President, Worldwide Human Resources of Pfizer since December 2010. Senior Vice President, Human Resources for Worldwide Biopharmaceuticals Businesses from 2008 through December 2010, and Vice President, Human Resources, Worldwide Pharmaceutical Operations from 2004 through 2008.

Douglas M. Lankler	Executive Vice President, Chief Compliance Officer of Pfizer since

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Executive Vice President, Chief Compliance Officer	December 2010. Senior Vice President and Chief Compliance Officer from April 2010 until December 2010. Vice President and Chief Compliance Officer from 2006 until April 2010. From June 2000 to January 2010, Mr. Lankler held various positions of increasing responsibility within Pfizer’s Legal Division.

Freda C. Lewis-Hall Executive Vice President, Chief Medical Officer	Executive Vice President, Chief Medical Officer of Pfizer since December 2010. Senior Vice President-Chief Medical Officer from May 2009 until December 2010. Previously she was Chief Medical Officer and Executive Vice President, Medicines Development at Vertex Pharmaceuticals from June 2008 until May 2009. Dr. Lewis-Hall was Senior Vice President, U.S. Pharmaceuticals, Medical Affairs for Bristol-Myers Squibb Company from 2003 until May 2008. Dr. Lewis-Hall is a Board member of the Patient-Centered Outcomes Research Institute.

Kristin C. Peck Executive Vice President, Worldwide Business Development and Innovation	Executive Vice President, Worldwide Business Development and Innovation of Pfizer since December 2010. Senior Vice President, Worldwide Business Development, Strategy and Innovation from April 2010 until December 2010. Senior Vice President, Worldwide Strategy and Innovation from 2008 until April 2010, Vice President, Strategic Planning, from 2007 to 2008, Chief of Staff to the Vice Chairman from 2006 to 2007 and Senior Director, Strategic Planning from 2004 to 2006. Prior to joining Pfizer in 2004, Ms. Peck was a principal with the Boston Consulting Group.

Cavan M. Redmond Group President, Animal Health, Consumer Healthcare, Capsugel and Strategy	Group President, Animal Health, Consumer Healthcare, Capsugel and Strategy of Pfizer since December 2010. Senior Vice President; Group President, Pfizer Diversified Businesses from October 2009 until December 2010. President, Wyeth Consumer Healthcare from December 2007 until October 2009. He was Executive Vice President and General Manager, BioPharma, Wyeth Pharmaceuticals from 2003 until December 2007.

Natale S. Ricciardi Senior Vice President; President-Pfizer Global Manufacturing	Senior Vice President; President-Pfizer Global Manufacturing of Pfizer since October 2004. He held a number of positions of increasing responsibility in manufacturing before being named U.S. Area Vice President/Team Leader for Pfizer Global Manufacturing in 1999. He is a Director of Mediacom Communications Corp.

Amy W. Schulman Executive Vice President, General Counsel and Business Unit Lead Nutrition	Executive Vice President, General Counsel and Business Unit Lead Pfizer Nutrition since December 2010. Senior Vice President and General Counsel from June 2008 until December 2010, and Corporate Secretary from July 2008 until December 2010. Ms. Schulman was a partner at the law firm of DLA Piper from 1997 until joining Pfizer in June 2008.

David Simmons President and General Manager, Emerging Markets and Established Products	President and General Manager, Pfizer Emerging Markets and Established Products since December 2010. President and General Manager, Pfizer’s Established Products Business from 2008 until December 2010. Regional President Central Southern Europe in 2007. Vice President of Marketing, Pfizer Canada from 2005 to 2006.

Sally Susman Executive Vice President, Policy, External Affairs and Communications	Executive Vice President, Policy, External Affairs and Communications of Pfizer since December 2010. Senior Vice President, Policy, External Affairs and Communications from December 2009 until December 2010. Senior Vice President and Chief Communications Officer from February 2008 to December 2009. Prior to joining Pfizer, Ms. Susman held senior level positions at The Estee Lauder Companies, including Executive Vice President from December 2004 to January 2008 and Senior Vice President – Global Communications from September 2000 through November 2004.

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SCHEDULE II

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

PARKER TENNESSEE CORP.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Parker Tennessee Corp. are set forth below. Unless otherwise indicated, the business address of each director and executive officer is c/o 235 East 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Douglas E. Giordano Chairman of the Board, President and Treasurer	Senior Vice President, Worldwide Business Development, Pfizer Inc. since June 2010; Vice President, Worldwide Business Development, Pfizer Inc. from April 2007 to June 2010; Vice President, US Planning and Business Development, Pfizer Inc., from July 2005 to March 2007; Senior Director/Team Leader, US Planning and Business Development, Pfizer Inc., from January 2003 to June 2005; Director/Team Leader, US Planning and Business Development, Pfizer Inc., from January 2000 to December 2002.

David Reid Director, Vice President	Senior Vice President and Managing Director, Pfizer Inc.’s Legal Division. Mr. Reid has lead the Licensing, Mergers and Acquisitions and Antitrust practice group in Pfizer’s Legal Division since 2003 and oversees a number of other functions. Prior to joining Pfizer in 1997, he was a partner at the law firm of Allen & Overy. Mr. Reid is a citizen of the United Kingdom.

Bryan Supran Director, Secretary and Vice President	Senior Vice President and Associate General Counsel, Pfizer Inc.’s Legal Division since December 2010, and President and Associate General Counsel, Pfizer Inc.’s Legal Division from October 2009 until December 2010. Mr. Supran previously served as Vice President and Associate General Counsel, Wyeth, from 2004 to 2009. Prior to joining Wyeth, he practiced at Ropes & Gray LLP in Boston and New York.

Matthew Lepore Vice President	Vice President and Chief Counsel of Pfizer’s Corporate Governance Department since December 2008 and Corporate Secretary of Pfizer since December 2010. Prior to joining Pfizer, Mr. Lepore was a Partner with DLA Piper US LLP in Washington, DC, from 2006 to 2008 and served as Trial Attorney for the U.S. Department of Justice, Civil Division, Federal Programs Branch in Washington, DC, from 2003 to 2006.

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